Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following article by ComputerWeekly.com is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Tableau sticking to data mission under Salesforce

Brian McKenna

Business Applications Editor

18 Jun 2019 12:45

Tableau President and CEO Adam Selipsky told the company’s European user conference in Berlin that Salesforce acquisition will not affect its mission of “seeing and understanding data”.

Tableau president and CEO Adam Selipsky told the company’s European customers and partners at a conference that the recently announced acquisition by Salesforce will not affect its mission of “seeing and understanding data”. The Tableau name will also persist, and he and his top leadership team will remain in place.

The Tableau Conference Europe, being held in Berlin, is the data visualisation supplier’s first event since the acquisition was announced on 10 June.

James Eiloart, senior vice-president of Tableau EMEA, who interviewed Selipsky onstage as part of the first-day keynote session, disclosed that Tableau runs its own sales and marketing operation on Salesforce.

He also announced Blueprint, a codification of Tableau best practices garnered from the supplier’s customer base. It was described in a press statement as “a step-by-step guide to support customers as they deploy and scale Tableau and work towards establishing a data culture of their own”.

Eiloart interviewed Tableau customer Homa Siddiqui, head of digital transformation at Credit Suisse, who described how the bank balanced control and innovation in building a data culture. “Without data, you are just another person with an opinion,” she said.

CEO Selipsky revealed the names of customers that have contributed experiences to what has become the Blueprint codification, including BNP Paribas, JLL, Credit Suisse, Schneider Electric, Lufthansa and JP Morgan.

In further reference to the Salesforce acquisition, he said it would be a “new chapter” for Tableau, and that he was “dreaming” about the possibilities of combining his company’s technology with Salesforce’s artificial intelligence capability Einstein and its integration software acquired with Mulesoft – as well as having Tableau being surfaced within the Salesforce clouds, such as Service Cloud and Sales Cloud.

Francois Ajenstat, Tableau’s chief product officer, rounded off the keynote by announcing some product enhancements, including Explain Data, which uses machine learning to add contextual explanations to data visualisations.

“Explain Data will join Ask Data as the latest addition to a growing portfolio of ‘smart’ features in the Tableau platform,” the company said. “To help customers more quickly understand the ‘Why?’ behind their data, Explain Data is a new, AI-powered capability that automatically uncovers and provides explanations for the value of a specific data point.”

In a demo of Explain Data, product manager Bethany Lyons presented it as enabling users to ask the next question. “It’s like a trained data scientist guiding you through your analysis,” she said.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.